FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 20, 2007

Item 3: News Release:

A news release dated and issued on August 20, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino to Start 5,000 Meter Drill Program on their DRC Properties.

Item 5: Full Description of Material Change:

August 20, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an agreement with DrillAfrica Company Limited, to complete a minimum of 5,000 meters of drilling over its properties  in the Democratic Republic of Congo (DRC). This program is scheduled to start in mid September.

Jean Luc Roy, President of El Niño states, “We are very pleased to announce to our shareholders that we have secured a drill rig to start our initial drill program in the DRC. This program will consist of a minimum of 5,000 meters of Reverse Circulation (RC) drilling to test the anomalies identified in our remote sensing survey that was carried out previously.

Our geological team will be on the ground by the end of August to prepare the drill sites and set up the camp necessary to carry out this program. I will personally be in the DRC from the 10th of September onwards to ensure that all is in place to successfully carry out this program. Our whole team has worked hard to get all the equipment necessary to the DRC so that everything is in place for this program. The rainy season in the DRC starts around mid-November so we will be in a position to complete a minimum of 5,000 meters before the rains arrive.

When we acquired these properties our goal was to fast-track our exploration efforts and we have delivered on this objective. “

About El Niño

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño has recently acquired over 350 square kilometers in a world renowned copper belt in the Democratic Republic of Congo and is currently in the midst of a 25,000 meter drill program in the Bathurst Mining Camp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 20th day of August 2007.